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                             October 2, 2020

       Pablo Manuel Vera Pinto
       Chief Financial Officer
       Vista Oil & Gas, S.A.B. de C.V.
       Calle Volc  n 150, Floor 5
       Colonia Lomas de Chapultepec, Alcald  a Miguel Hidalgo
       Mexico City, 11000
       Mexico

                                                        Re: Vista Oil & Gas,
S.A.B. de C.V.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 30,
2020
                                                            Response Dated
September 28, 2020
                                                            File No. 001-39000

       Dear Mr. Pinto:

              We have reviewed your September 28, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 14, 2020 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Information on the Company
       Oil and Natural Gas Reserves
       Reserves, page 83

   1. We have read your response to prior comment 1, relating to the disclosure of an explanation for the
material changes that occurred in your proved undeveloped reserves, and note that the
illustration of your proposed expanded disclosure does not identify the reason(s) for the
change attributed to revisions in the previous estimates of your proved undeveloped reserves.
Expand your disclosure to reconcile the overall change in the line
 Pablo Manuel Vera Pinto
Vista Oil & Gas, S.A.B. de C.V.
October 2, 2020
Page 2
      item by separately identifying and quantifying the net amount attributable to each factor, including offsetting factors, underlying a material change so that the change in net reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such individual underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.
Notes to the Consolidated Financial Statements
Note 35. Supplementary Information on Oil and Gas Activities (Unaudited) Estimated Oil and Gas Reserves, page F-108

2. We have read your response to prior comment 4, relating to the disclosure of an explanation for the significant changes that occurred in your total proved reserves, and note that the illustration of your proposed expanded disclosure is limited to an explanation of the changes for the period ending December 31, 2019. Expand your disclosure to also provide an explanation for the significant changes in total proved reserves for each line item shown in the reserves reconciliation, other than production, for each of the periods presented (e.g., the periods ending December 31, 2019, 2018 and 2017 in your 2019 annual report). Refer to the disclosure requirements in FASB ASC 932-235-50-5 and
      Item 302(b) of Regulation S-K, respectively.
      You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or
Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 with any other questions.



                                                            Sincerely,
FirstName LastNamePablo Manuel Vera Pinto
                                                            Division of
Corporation Finance
Comapany NameVista Oil & Gas, S.A.B. de C.V.
                                                            Office of Energy &
Transportation
October 2, 2020 Page 2
cc:       Emilio Minvielle
FirstName LastName